                                        Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F    x         Form 40-F
                              -----                  -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                        Yes                   No    x
                              -----               -----
   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-
                                                   -------




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[Translation]


                                                                August 22, 2003
To: Each of the Parties Concerned

            Name of the Company:              Ito-Yokado Co., Ltd.
            Address of Head Office:           1-4, Shiba Koen 4-chome,
                                              Minato-ku, Tokyo
            Name of Representative
            of the Company:                   Sakae Isaka
                                              President and Representative
                                              Director
            (Securities Code No. 8264, the First Section of the Tokyo
            Stock Exchange)
            Addressee to Contact:              Shiro Ozeki
                                               Director of Finance Division
                                               Tel: 03-3459-2783 (direct)


           NOTICE OF REVISION OF THE CONSOLIDATED AND NON-CONSOLIDATED
                           BUSINESS RESULTS FORECAST
                  FOR THE INTERIM PERIOD ENDING AUGUST 31, 2003

         In light of recent trends in business results, the Company has revised the business results forecast for the interim period ending August 31, 2003 (from March 1, 2003 to August 31, 2003), made public on April 10, 2003, and it is hereby amended as follows:

                                   PARTICULARS


1. Revised non-consolidated business results forecast for the interim period ending August 31, 2003 (from March 1, 2003 to August 31, 2003)

                                                                                              (Millions of yen)

                                                    Revenues from
                                                      Operations          Ordinary Income          Net Income
                                                    -------------         ---------------          ----------

Previous forecast (A)                                   762,000                26,600                17,800
Revised forecast (B)                                    734,000                15,000                11,000
Increase or decrease (B)-(A)                            -28,000               -11,600                -6,800
Percentage of increase or decrease (%)                     -3.7%                -43.6%                -38.2%

Reference:

Ratio of revised forecast to the results
for the corresponding period of the
previous fiscal year (%)                                   97.5%                 59.5%                 65.4%

Results for the interim period ended
August 31, 2002:                                        752,516                25,213                16,818

<Reasons for the revision of business results forecast>

(a) Revenues from operations:

The revision was made because sales of the apparel products and certain household related goods, which are seasonal items, were lower than the initial projection due to a cool summer for the first time in 10 years, in spite of the favorable results of the food division.

(b) Ordinary income:

It is estimated that the gross profit margin rate will slightly decrease. As the Company has prepared for shift of the apparel products for mid-summer in July following the early disposition of the apparel products for summer in June, the planned results were not achieved due to a cool summer.

Furthermore, although the Company has proactively addressed cost reductions, it was not enough to offset the effects of lowered sales.

(c) Net income:

The revision was made due to the above reasons, thus income before income taxes were lower than the initial projection.


2. Revised consolidated business results forecast for the interim period ending August 31, 2003 (from March 1, 2003 to August 31, 2003)

(1)  Consolidated interim business results in accordance with Japanese GAAP:

                                                                                           (Millions of yen)
                                                 Revenues from
                                                   Operations          Ordinary Income          Net Income
                                                 -------------         ---------------          ----------
Previous forecast (A)                              1,780,000               106,000                29,000
Revised forecast (B)                               1,768,000                91,000                17,000
Increase or decrease (B)-(A)                         -12,000               -15,000               -12,000
Percentage of increase or decrease (%)                  -0.7%                -14.2%                -41.4%

Reference:

Ratio of revised forecast to the results
for the corresponding period of the
previous fiscal year (%)                               101.2%                 89.2%                213.3%

Results for the interim period ended August
31, 2002:                                          1,746,217               102,024                 7,969

(2) Consolidated interim business results in accordance with U.S. GAAP:

                                                                                           (Millions of yen)
                                                                        Income from
                                                                         Continuing
                                                 Revenues from       Operations before
                                                   Operations           Income Taxes            Net Income
                                                 -------------       -----------------          ----------
Previous forecast (A)                               1,680,000                96,000                28,300
Revised forecast (B)                                1,667,000                81,000                13,000
Increase or decrease (B)-(A)                          -13,000               -15,000               -15,300
Percentage of increase or decrease (%)                   -0.8%                -15.6%                -54.1%

Reference:

Ratio of revised forecast to the results
for the corresponding period of the
previous fiscal year (%)                                100.6%                 87.6%                191.5%

Results for the interim period ended August
31, 2002:                                           1,657,078                92,467                 6,787

o  The Company has applied the provisions of Statement of Financial
   Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and reclassified the past year consolidated business results based on the business and the conditions of superstores as at the end of every fiscal year. The results for the interim period ended August 31, 2002 are represented by the figures as at the settlement of accounts of the interim period ended August 31, 2002 which was made public in October 2002.


(3) Reason for the revision of business results forecast:

It was due to the revision of the non-consolidated business results of the parent company, Ito-Yokado Co., Ltd., which affected the consolidated business results.


3. Non-consolidated and consolidated business results forecast for the fiscal year ending February 29, 2004

The Company will announce the non-consolidated and consolidated business results forecast at the time of the announcement of the business results of the interim period ending August 31, 2003 to be scheduled in mid-October following the settlement procedures for the first half of the fiscal year.

Note:
      The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new products effectively, interruptions in production, infringements of the intellectual property rights of the Company or its subsidiaries or affiliates, and the adverse outcome of material litigation.

                                                                        - End -

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       ITO-YOKADO CO., LTD.
                                       (Registrant)

August 22, 2003

                                 By:   /s/ Noritoshi Murata
                                       ---------------------------------
                                       Noritoshi Murata
                                       Senior Managing Director
                                       and Chief Financial Officer